UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On October 11, 2024, the registered office of Chijet Motor Company, Inc. (the “Company”) in the Cayman Islands was served with four separate complaints in litigations filed in United States District Court Eastern District of New York and New York State Supreme Court, New York County, respectively, by four plaintiffs alleging violations of a Non-Redemption Agreement and a Contingent Value Rights Agreement that were entered into in connection with the Company’s SPAC transaction. The four complaints demand a total of approximately $6,360,000 in damages and that the Company register for resale a total of approximately 1,757,000 ordinary shares of the Company. On November 12, 2024, the four plaintiffs filed amended complaints seeking the same relief. The Company, which is required to respond to the complaints by February 20, 2025, intends to vigorously defend against the lawsuits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2025	Chijet Motor Company, Inc.

	By:	/s/ Mu Hongwei
Mu Hongwei
President and Chief Executive Officer